[Chapman and Cutler LLP Letterhead]

January 12, 2024

VIA EDGAR CORRESPONDENCE

Lisa Larkin
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Ms. Larkin:

This letter responds to your comments provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on July 26, 2023 (the “Registration Statement”). The Registration Statement relates to the Amplify Global Cloud Technology ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff notes that this is an automatically effective filing pursuant to Rule 485(b) of Securities Act of 1933, and as such, a Staff accountant is not required to review the Registration Statement. If the Registrant intends to request acceleration of the filing, please ensure a Staff accountant reviews the Registration Statement.

Response to Comment 1

The Registrant acknowledges the Staff’s comment relating to the requirement of a Staff accountant’s review of a Registration Statement filed pursuant to an acceleration request.

Comment 2 – Investment Objective.

The Staff notes that the investment objective states, “The Amplify Global Cloud Technology ETF seeks investment results that generally correspond (before fees and expenses) to the total return performance of the Dan Ives Global Cloud Technology Prime Index NTR (the “Index”).” Please change “correspond” to “correlate” as the Staff believes “correlate” is a more accurate term.

Response to Comment 2

The disclosure has been revised in accordance with the Staff’s comment.

Comment 3 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“The Fund invests at least 80% of its total assets, exclusive of collateral held from securities lending, in the component securities of the Index and in ADRs and GDRs based on the component securities in the Index.”

Please confirm that “total assets” is equivalent to net assets plus borrowings for investment purposes under Rule 35d-1.

Response to Comment 3

The Fund confirms “total assets” is equivalent to net assets plus borrowings for investment purposes. However, the Fund has revised the disclosure to state that the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in the component securities of the Index.

Comment 4 – Principal Investment Strategies

Please specify what securities are included in the 20% bucket. If the Fund intends to invest in derivatives as part of the 20% bucket, please ensure enough specificity in the risk disclosure with respect to derivatives.

Response to Comment 4

The Fund points the Staff to the first paragraph under “Additional Information about the Fund’s Strategies and Risks,” which includes the following disclosure: “The Fund may invest up to 20% of its total assets in equity securities that are not in the Fund’s Index to the extent that Amplify Investments LLC (the “Adviser”) believes such investments should help the Fund’s overall portfolio to provide returns substantially similar to the Index.” The Fund supplementally confirms that it does not intend use the 20% bucket to invest in derivatives.

Comment 5 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“The Fund may also invest in other investment companies that principally invest in the types of instruments allowed by the investment strategies of the Fund.”

Please confirm that acquired fund fees and expenses (AFFE) does not need to be disclosed in the fee table.

Response to Comment 5

The Fund confirms that it does not expect to incur AFFE during its first year of operations.

Comment 6 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“The Index tracks the performance of the exchange-listed equity securities (or corresponding American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”)) of companies across the globe that are: i) engaged in providing infrastructure, equipment, connectivity, data back-up and storage services, and data center management for enterprise-based software applications, or ii) engaged in providing cloud-based software platforms that enable businesses to move data and software applications onto the cloud - cloud-enabling Software as a Service (SaaS) technologies.”

Please confirm that “cloud – cloud-enabling Software as a Service (SaaS) technologies” is an accurate description of the Index methodology.

Response to Comment 6

The Fund confirms that both instances of “cloud” should appear in the disclosure. To clarify, the disclosure has been revised as follows:

“The Index tracks the performance of the exchange-listed equity securities (or corresponding American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”)) of companies across the globe that are: i) engaged in providing infrastructure, equipment, connectivity, data back-up and storage services, and data center management for organization-based (“enterprise”) software applications, or ii) engaged in providing platforms that enable businesses to move data, networking, analysis, analytics and software applications over the Internet (the “cloud”), including cloud-enabling Software as a Service (SaaS) technologies. SaaS allows users to connect to and use cloud-based apps over the Internet (e.g., email and calendaring).”

Comment 7 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“The Index tracks the performance of the exchange-listed equity securities (or corresponding American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”)) of companies across the globe that are: i) engaged in providing infrastructure, equipment, connectivity, data back-up and storage services, and data center management for enterprise-based software applications, or ii) engaged in providing cloud-based software platforms that enable businesses to move data and software applications onto the cloud - cloud-enabling Software as a Service (SaaS) technologies.”

Please add a plain English explanation of “cloud-enabling Software as a Service (SaaS) technologies”.

Response to Comment 7

The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Fund’s response to Comment No. 6.

Comment 8 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“Companies meeting the above criteria are screened for investbility…”

Please change “investbility” to “investability”.

Response to Comment 8

The disclosure has been revised in accordance with the Staff’s comment.

Comment 9 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“At the time of each reconstitution, the value of Index components with headquarters in any single country (including the United States) will not comprise more than 50% of the value of the Index.”

Given that global is in the Fund’s name, consistent with Rule 35d-1, please include a reference to how the Fund will invest its assets in investments tied economically to a number of countries throughout the world. For example, the Fund can include a 40% test (i.e., under normal market conditions, the Fund will invest 40% of its assets, unless market conditions are not favorable, in which case the Fund will invest at least 30% of its assets, in companies organized or located in multiple countries outside the United States or doing a substantial amount of business outside the United States).

Response to Comment 9

The Fund respectfully submits that the use of the term “global” in the Fund’s name is consistent with the Staff’s guidance. The Rule 35d-1 Adopting Release states that a fund using “global” in its name is not subject to Rule 35d-1 under the Investment Company Act of 1940, as amended. The Staff stated that it “would expect, however, that investment companies using these terms [international and global] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” (IC-24828, January 17, 2001, footnote 42). The Fund points the Staff to the immediately succeeding sentence of the above-referenced disclosure, which states: “The Index is expected to be composed of securities of issuers with headquarters in at least three countries (including the United States).”

In addition, the disclosure has been revised as follows:

“At the time of each reconstitution, the value of Index components with headquarters in any single country (including the United States) will not comprise more than 50% of the value of the Index. If any country weight is greater than 50%, then the Index Provider will perform the following weighting redistribution process: (i) redistribute the weights of the components from a single country with a country weight greater than 50% proportionately to the remaining components, such that the new country weight is 50% and (ii) iterate through such redistribution process until no country weight exceeds 50%. The Index is composed of securities of issuers with headquarters in at least three countries (including the United States).”

Therefore, because the Fund will have significant exposure to non-U.S. countries, the Fund believes that the use of the term “global” in the Fund’s name is appropriate.

Comment 10 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

Concentration Policy. The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any industry or group of industries, except to the extent the Index is concentrated in an industry or a group of industries.

Please disclose whether the Index is currently concentrated and if so, disclose the specific industry or group of industries in which the Index is concentrated.

Response to Comment 10

In accordance with the Staff’s comment, the Fund has revised the disclosure as follows:

“The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any one industry or group of industries, except to the extent that the Index concentrates in an industry or group of industries. As of the date of this prospectus, the Index is concentrated in the [______] industries.”

Comment 11 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. The Staff requests the Fund list its principal risks in the order of importance rather than alphabetically. See ADI 2019-08 – Improving Principal Risk Disclosure.

Response to Comment 11

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 12 – Principal Risks

The Staff notes “ETF Risks” set forth in the section entitled “Principal Risks.” Please supplementally confirm if the Fund invests in instruments traded outside of a collateralized settlement system.

Response to Comment 12

The Registrant confirms that none of the instruments in which the Fund intends to invest in are traded outside of a collateralized settlement system.

Comment 13 – Principal Risks

Please confirm whether an “Index Provider Risk” should be included in the Principal Risks.

Response to Comment 13

In accordance with the Staff’s comment, the following disclosure has been added to the Fund’s prospectus:

Index Provider Risk. The Fund seeks to achieve returns that generally correlate, before fees and expenses, to the performance of the Index, as published by their Index Provider. There is no assurance that the Index Provider will compile the Index accurately, or that the Index will be determined, composed or calculated accurately. The composition of the Index is heavily dependent on information and data supplied by third parties over which the Adviser has no or limited ability to oversee. While the Index Provider gives descriptions of what the Index is designed to achieve, the Index Provider does not provide any warranty or accept any liability in relation to the quality, accuracy or completeness of data in its indices, and it does not guarantee that its Index will be in line with its methodology. Because of this, if the composition of the Index reflects any errors, the Fund’s portfolio can be expected to also reflect the errors. In addition, data and information on non-U.S. countries may be unreliable or outdated or there may be less publicly available data or information about non-U.S. countries due to differences in registration, accounting, audit and financial record keeping standards which creates the potential for errors in Index data, Index computation and/or Index construction and could have an adverse effect on the Fund’s performance.

Comment 14 – Principal Risks

The Staff notes the “China and Hong Kong Investment Risk” and “Japan Investment Risk” set forth in the section entitled “Principal Risks.” Please consider adding disclosure specific to China and Hong Kong and Japan to the strategy section.

Response to Comment 14

In accordance with the Staff’s comment, the following disclosure has been added to the “Principal Investment Strategies” section:

“Additionally, the Index had significant exposure to companies operating in China and Hong Kong and Japan.”

Comment 15 – Additional Information about the Fund’s Strategies and Risks

The Staff notes that the following disclosure appears in Item 9 under the section entitled “Additional Information About the Fund’s Strategies and Risks”:

The Fund will invest at least 80% of its total assets, exclusive of collateral held from securities lending, in the component securities of its respective Index and in American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) based on the component securities in the Index (the “80% Policy”).

Please add this 80% policy to Item 4 under “Principal Investment Strategies”

Response to Comment 15

The disclosure has been revised in accordance with the Staff’s comment.

Comment 16 – Additional Information about the Fund’s Strategies and Risks

The Staff notes that the following disclosure appears twice in the section entitled “Additional Information About the Fund’s Strategies and Risks”:

The Fund’s investment objective has been adopted as a non-fundamental investment policy and may be changed without shareholder approval upon reasonable notice to shareholders.

Please remove the duplicative language.

Response to Comment 16

The disclosure has been revised in accordance with the Staff’s comment to remove the duplicative language. For the sake of clarity, the disclosure in the “Additional Information About the Fund’s Strategies and Risks” has been revised across all of the shell registration statements, including this Registration Statement, as follows:

“The Fund is a series of the Trust, an investment company and a passively managed ETF. The Fund uses an “indexing” investment approach to attempt to replicate, before fees and expenses, the performance of the Index. The investment objective of the Fund is to provide investment results that correlate generally to the price and yield (before the Fund’s fees and expenses) of the Index. In seeking to achieve this objective, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in the securities of companies that comprise the Index. The Fund may invest up to 20% of its total assets in equity securities that are not in the Fund’s Index to the extent that the Adviser believes such investments should help the Fund’s overall portfolio to provide returns substantially similar to the Index.

The Fund generally invests in all of the securities comprising the Index in proportion to the weightings of the securities in the Index. Under various circumstances, it may not be possible or practicable to purchase all of the securities comprising the Index. In those circumstances, the Fund may purchase a representative sample of securities in the Index.

A method to evaluate the relationship between the returns of the Fund and its Index is to assess the “tracking error” between the two. Tracking error means the variation between the Fund’s annual return and the return of the Index, expressed in terms of standard deviation. The Fund seeks to have a tracking error of less than 5%, measured on a monthly basis over a one-year period by taking the standard deviation of the difference in the Fund’s returns versus the Index’s returns. There is no guarantee that the tracking error will not exceed 5%.

The Fund’s investment objective, its investment strategy and each of the policies described herein are non-fundamental policies that may be changed by the Board of Trustees of the Trust (the “Board”) without shareholder approval. Certain fundamental policies of the Fund are set forth in the Fund’s Statement of Additional Information (“SAI”) under “Investment Objective and Policies.” The Fund may liquidate and terminate at any time without shareholder approval.

Comment 17– Non-Principal Investment Strategies

The Staff notes that “Securities Lending” appears as a Principal Risk and also appears under the “Non-Principal Investment Strategies” section. Please remove from the “Non-Principal Investment Strategies” section. Further, please revise the “Securities Lending Risk” to include any necessary disclosure from “Securities Lending” under the “Non-Principal Investment Strategies” section.

Response to Comment 17

Given the strategy of the Fund, the Fund does not believe that “Securities Lending” is a principal risk. Therefore, the disclosure has been revised to remove the “Securities Lending Risk” from the Principal Risks section in Item 4 and in Item 9. The disclosure under “Securities Lending” in the “Non-Principal Investment Strategies” section will remain.

In addition, the following risk factor has been added to the “Additional Risks of Investing in the Fund” section:

Securities Lending Risk. The Fund may engage in securities lending. The Fund may lose money if the borrower of the loaned securities delays returning in a timely manner or fails to return the loaned securities. Securities lending involves the risk that the Fund could lose money in the event of a decline in the value of collateral provided for loaned securities. In addition, the Fund bears the risk of loss in connection with its investment of the cash collateral it receives from a borrower. To the extent that the value or return of the Fund’s investment of the cash collateral declines below the amount owed to the borrower, the Fund may incur losses that exceed the amount it earned on lending the security.

Comment 18 – Fund Investments

The Staff notes that “Cash Equivalents and Short-Term Investments” appears under “Fund Investments.” If these investments are principal, please add appropriate disclosure to the strategy section and risk section in Item 4 and Item 9.

Response to Comment 18

The Fund notes that it does not intend for cash equivalents and short-term investments to be principal investments of the Fund. The prospectus has been revised to differentiate between types of investments that are principal and those that are additional and non-principal.

Comment 19 – Fund Investments

Please consider whether Emerging Markets Risk and/or risk regarding index issues should be added to the prospectus. The Staff notes that the Fund has an investment strategy to track an index with significant exposure to non-US companies in emerging and frontier markets. Please provide disclosure with respect to the following risks (and any related risks) associated with this investment strategy or explain to the Staff why such disclosure would not be appropriate: 1) the potential for errors in index data, index computation, and/or index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing and financial record keeping standards, 2) the potential significance of such errors on the Fund’s performance, 3) limitations on the Fund Advisor’s ability to oversee the Index Provider’s due diligence process over index data prior to its use in index computation, construction and/or rebalancing, and/or 4) the rights and remedies associated with investments in the Fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities

Response to Comment 19

The disclosure has been revised in accordance with the Staff’s comment. Please see the revised “Index Provider Risk” and “Emerging Markets Risk” below:

Index Provider Risk. The Fund seeks to achieve returns that generally correlate, before fees and expenses, to the performance of the Index, as published by their Index Provider. There is no assurance that the Index Provider will compile the Index accurately, or that the Index will be determined, composed or calculated accurately. The composition of the Index is heavily dependent on information and data supplied by third parties over which the Adviser has no or limited ability to oversee. While the Index Provider gives descriptions of what the Index is designed to achieve, the Index Provider does not provide any warranty or accept any liability in relation to the quality, accuracy or completeness of data in its indices, and it does not guarantee that its Index will be in line with its methodology. Because of this, if the composition of the Index reflects any errors, the Fund’s portfolio can be expected to also reflect the errors. In addition, data and information on non-U.S. countries may be unreliable or outdated or there may be less publicly available data or information about non-U.S. countries due to differences in registration, accounting, audit and financial record keeping standards which creates the potential for errors in Index data, Index computation and/or Index construction and could have an adverse effect on the Fund’s performance.

Emerging Markets Risk. Emerging market countries include, but are not limited to, those considered to be developing by the International Monetary Fund, the World Bank, the International Finance Corporation or one of the leading global investment banks. The majority of these countries are likely to be located in Asia, Latin America, the Middle East, Central and Eastern Europe, and Africa. Investments in emerging market issuers are subject to a greater risk of loss than investments in issuers located or operating in more developed markets. This is due to, among other things, the potential for greater market volatility, lower trading volume, higher levels of inflation, political and economic instability, greater risk of a market shutdown and more governmental limitations on foreign investments in emerging market countries than are typically found in more developed markets. Moreover, emerging markets often have less uniformity in accounting and reporting requirements, less reliable securities valuations and greater risks associated with custody of securities than developed markets. In addition, emerging markets often have greater risk of capital controls through such measures as taxes or interest rate control than developed markets. Certain emerging market countries may also lack the infrastructure necessary to attract large amounts of foreign trade and investment. Emerging market economies’ exposure to specific industries, such as tourism, and lack of efficient or sufficient health care systems, could make these economies especially vulnerable to global crises, including but not limited to, pandemics such as the global COVID-19 pandemic. In addition, the rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities.

Comment 20 – Additional Risks of Investing in the Fund

The Staff notes that “Security Issuer Risk” appears under the section entitled “Additional Risks of Investing in the Fund.” Please supplementally explain to the Staff why “Security Issuer Risk” is not a principal risk to the Fund.

Response to Comment 20

The disclosure has been revised to include “Security Issuer Risk” under the Principal Risk section.

Comment 21 – Exhibits

The Registrant should include index license or sub-license agreements to which the Fund is a party as an exhibit to the Registration Statement, as applicable, as such contract would be considered an other material contract pursuant to Item 28(h) of Form N-1A.

Response to Comment 21

The Fund respectfully declines to file the Index licensing agreement as an exhibit to the Registration Statement as it is an agreement between the Adviser and the Index Provider to which the Fund is not a party. However, the Fund will file the Index sub-licensing agreement between the Fund and the Adviser.

Comment 22 – Exhibits

Given that financials are included in the Registration Statement, please include Exhibit J (Auditor’s Consent) as an Exhibit to the Registration Statement.

Response to Comment 22

The Fund confirms that the Independent Auditor’s consent will be included as an Exhibit to the Registration Statement.

Comment 23 – Exhibits

The Staff notes that the referenced Powers of Attorney are almost 8 years old. The Staff requests the Registrant provide updated Powers of Attorney.

Response to Comment 23

Pursuant to the Staff’s request, updated Powers of Attorney will be filed with the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren